FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  16 June 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Airwave-Ambulance Service sent to the London Stock Exchange on 16 June 2004 press release

PR0418

                     NEW TECHNOLOGY SPEEDS UP PATIENT CARE

                Mersey Regional Ambulance Service Adopts Airwave

Released: 16 June 2004

O2 Airwave, part of mmO2 which provides specialist communications to public safety organisations, has been awarded another contract with an ambulance service. The announcement follows closely news that Airwave has helped save the lives of 26 heart attack patients since it was adopted by Hereford & Worcester Ambulance Trust just a few months ago.

The company, which has been short-listed for the major government contract to provide a national communications system to every ambulance service in the UK, has signed a 12-month deal with Mersey Regional Ambulance Service (MRAS). The contract is in place for a short period only as it is expected that the winner of the national bid will be announced in the meantime.

Peter Richardson, Managing Director of O2 Airwave, said: "This contract is particularly important to Airwave as it signifies confidence in our ability to provide the reliable, innovative and proven communications needed by the ambulance service."

Use of the system by MRAS will begin later this summer as the equipment is gradually phased in to the 150-strong ambulance and support vehicle fleet. This can happen with relative speed because Airwave has been delivered to both Cheshire and Merseyside Police, as part of the national police rollout programme, so the radio coverage required by MRAS already exists.

The technology will enable emergency control to instantly transmit information directly to an ambulance in a similar format to e-mail - a facility currently not available at MRAS. Overall, it will dramatically improve the service because at the simple touch of one button:

* staff in emergency control can automatically send patient details to a computer terminal in an ambulance;
* this will instantaneously interface with the on-board satellite navigation systems to plot the exact and quickest route to the patient automatically;
* paramedics can confirm they have received the details of the incident, inform the control room when they have reached the patient and what their subsequent actions are.

Ultimately, the new system will remove the need for emergency control to confirm these details with ambulance crews over the analogue radio network. Therefore, it will reduce any confusion about address details, such as misinterpreted house numbers. It will also, for the first time, put all the information together into one computer terminal, shaving vital seconds off the time taken to respond to an emergency call.

Janet Davies, Chief Executive of MRAS, explained: "We're always striving for ways to provide a better service to our patients - this is a fantastic step forward. It means that when someone needs our help we are in a position to locate the nearest available ambulance and deploy it to the scene even more quickly. It also means a paramedic team can keep control room informed of their whereabouts and availability. All of this ultimately leads to even better patient care."

Airwave has already proven valuable in delivering improved patient care at Hereford & Worcester Ambulance Trust - the first to adopt Airwave. The system enables innovative communication between the paramedics and a consultant at hospital, allowing paramedics to administer life-saving thrombolysing drugs to heart attack patients. Twenty-six patients have now benefited from this technology - in one instance a patient was treated within 24 minutes of calling for an ambulance and most are treated within an hour.

Dom Robertson, Deputy Director of Operations at Hereford & Worcester Ambulance Trust, said: "Eleven days are added to a patient's life for each minute we save in treatment, so speed is of the essence. "

Mr Richardson concluded: "Airwave is now well established within the police service, and is becoming ever stronger within the ambulance, fire and other public safety sectors. Airwave is proving it can meet the varied needs of the different emergency services, as well as enable joined up communications between the different services very quickly."

                                     -ends-

About Airwave

O2 Airwave, part of mmO2 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

O2 Airwave has been shortlisted for the major Government contracts for both fire and ambulance services. As well as Mersey Regional Ambulance Service and Hereford & Worcester Ambulance Trust it is used by Lancashire and Shropshire Fire and Rescue Services, the British Transport Police, the MoD police, the Highways Agency and a host of other public safety organisations.

Airwave is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion at the end of 2005.

Key Benefits

* For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'. O2 Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

      - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient
      - The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate.

Contact:

mmO2 Contact:                             O2 Airwave Contact:

David Nicholas                            Claire Parker
Director of Communications                Press Relations Manager
mmO2 plc                                  O2 Airwave
david.nicholas@o2.com                     claire.parker@o2.com
t: +44 (0)771 575 9176                    t: +44 (0)7712 772771

Mike Barker, Mersey Regional Ambulance Service, 0151 261 2585

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com or visit the O2 Airwave website at: www.o2airwave.co.uk


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 16 June 2004                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary